HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218 FILE NO: 79819.2
April 25, 2013

VIA EDGAR

Mr. Michael McTiernan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Armada Hoffler Properties, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed March 26, 2013
File No. 333-187513

Dear Mr. McTiernan:

As counsel to Armada Hoffler Properties, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-11 (File No. 333-184538) (the “Registration Statement”), together with the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letters dated April 17, 2013 and April 24, 2013.

For convenience of reference, each Staff comment contained in the April 17, 2013 comment letter and the single comment contained in the April 24, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in each respective letter, and followed by the corresponding response of the Company. At the Staff’s request, on April 23, 2013, the Company filed responses on EDGAR to comments 1-6 below and reproduces those comments below for ease of reference.

We have provided to each of you, Ms. Shannon Sobotka, Mr. Robert Telewicz and Ms. Folake Ayoola, a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect

ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON LONDON LOS ANGELES

McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SAN FRANCISCO TOKYO WASHINGTON

www.hunton.com

Mr. Michael McTiernan

April 25, 2013

changes made to Amendment No. 1 to the Registration Statement filed by the Company on April 12, 2013. The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of the Amendment No. 2. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement have the meanings set forth in the Registration Statement.

The following six comments and responses relate to the Staff’s comments in its comment letter dated April 17, 2013.

Distribution Policy, page 62

1.	Please clarify for us, and revise your disclosure to clearly state, whether your estimated general contracting and real estate services segment profit is a forecast or a projection. Similarly, the line items should be labeled as such in your footnote and on the face of your calculation of estimated cash available for distribution. In your response please tell us whether your estimate has been prepared in accordance with the AICPA standards for forecasts and projections.

RESPONSE: The Company has revised its disclosure on pages 64, 66 and 67 to clearly state that its cash flows from general contracting and real estate services for the year ending December 31, 2013 is a forecast. The Company’s forecasted operating, investing and financing cash flows from general contracting and real estate services for the year ending December 31, 2013 is a financial forecast as defined in section 3.04 of the AICPA Guide for Prospective Financial Information. The Company’s forecast has been prepared in accordance with the AICPA standards for forecasts.

Mr. Michael McTiernan

April 25, 2013

2.	Please explain to us how you have met all of the requirements of Item 10(b)(2) of Regulation S-K related to your projections of general contracting and real estate services profit. To the extent you have determined that certain line items required by Item 10(b)(2) of Regulation S-K are not required or applicable, please provide us with the basis for your conclusions.

RESPONSE: The Company has revised its disclosure on pages 64, 66 and 67 to include forecasted general contracting and real estate services revenues and segment profit for the year ending December 31, 2013. The Company has not disclosed forecasted general contracting and real estate services earnings per share for the year ending December 31, 2013 because such disclosure would not be applicable or meaningful in the Company’s calculation of cash available for distribution to stockholders and common unitholders.

3.	Clarify how the profit presented is highly correlated to the cash flows anticipated to be received from this segment. In light of the uncertainty surrounding the timing of revenue recognition and given cash flows do not necessarily correspond to revenue recognized under the percentage of completion method, please disclose assumptions made that support how the forecasted profit provided by general contracting and real estate services for the year ended December 31, 2013 will fund your estimated distribution. The supporting evidence should include but not be limited to the items outlined below.

•	A description of the accounting principles used and a statement indicating whether or not these principles are consistent with those used to prepare your historical financial statements;

•

The amount of estimated cost overruns. To the extent no cost overruns were assumed, explain how you determined that assumption was reasonable and include cautionary language stating the effect on cash available for distribution if cost overruns do occur

•	Any contractual billing terms that effect the timing of receipt of general contracting cash flows

Mr. Michael McTiernan

April 25, 2013

RESPONSE: The Company has enhanced the disclosure regarding its forecasted cash flows from general contracting and real estate services to include a reconciliation of forecasted net operating income to forecasted operating cash flows from general contracting and real estate services for the year ending December 31, 2013. In accordance with the AICPA standards for forecasts, the Company has also revised its disclosure to include the following:

•	a summary of significant assumptions including those with respect to cost overruns and billing terms; and

•	a summary of significant accounting policies including a statement indicating that such policies are consistent with those used to prepare its historical financial statements.

4.	Please include adjustments for any investing and financing activities related to this segment. In addition, please provide us with a summary of, and separately disclose, any adjustments related to general contracting and real estate services conducted with related parties.

RESPONSE: The Company respectfully advises the Staff that it does not forecast any such cash flows from investing or financing activities for the year ending December 31, 2013. More specifically, the Company does not forecast any equipment purchases or any borrowings or repayments of debt by this segment for the year ending December 31, 2013. The Company has disclosed these assumptions on pages 66 and 67 in its discussion of forecasted investing and financing cash flows from general contracting and real estate services for the year ending December 31, 2013.

In response to the Staff’s comment, the Company has revised its disclosure to include a summary of forecasted cash flows from related parties for the year ending December 31, 2013.

5.

In your Management’s Discussion and Analysis you disclose that 20 construction projects were in progress as of December 31, 2012, and you expect that seven of these contacts will be on-going upon completion of the offering. Tell us how you considered

Mr. Michael McTiernan

April 25, 2013

the cash flow streams of the 11 contracts that were in progress at December 31, 2012 but were expected to be completed prior to the offering in your adjustments to arrive at cash available for distribution for the year ending December 31, 2013.

RESPONSE: The Company has included the cash flow streams of all 13 construction contracts that were in progress at December 31, 2012 and are expected to be completed prior to the offering in its forecasted operating cash flows for the year ending December 31, 2013. In its revised disclosure on pages 64, 66 and 67, the Company has included the forecasted revenue, expenses and changes in assets and liabilities of all 13 of these contracts in its reconciliation of forecasted net operating income to forecasted operating cash flows for the year ending December 31, 2013. The Company’s forecasts with respect to these 13 contracts consider actual results as of March 31, 2013.

Unaudited Pro Forma Financial Statements

For the Year Ended December 31, 2012

6.	We have considered your response to our prior comment 6. Please address the following items as they relate to your analysis.

•	For each related party group you have identified, please explain to us how each entity meets the definition of a related party in accordance with ASC Topic 850.

RESPONSE: As the Company communicated in its letter dated March 26, 2013 in response to prior comment 29 contained in the Staff’s March 11, 2013 comment letter, the Company concluded that Mr. Hoffler controls all but two of the entities that comprise the Predecessor (the “Controlled Entities”). Since Mr. Hoffler controls each of the Controlled Entities of the Predecessor, the Company intends to account for the combination of the Controlled Entities as a reorganization of entities under common control. As communicated in the Company’s response letter dated March 26, 2013 to the Staff, certain of the Controlled Entities were determined to be variable interest entities under the provisions of ASC 810. For those entities, the Company evaluated whether Mr. Hoffler has a controlling financial interest by holding power and benefits, as

Mr. Michael McTiernan

April 25, 2013

defined in ASC 810-10-25-38A, and thus is the entity’s primary beneficiary. For those entities in which it was determined that no party alone, including Mr. Hoffler, holds power and benefits, the Company then evaluated whether power and benefits were held by Mr. Hoffler and his related parties as a group. Pursuant to ASC 810-10-25-43, for purposes of the Variable Interest Entities subsection of the codification, the term related parties includes those parties identified in ASC 850.

ASC 850-10-20 defines the term “related parties” as follows:

Related parties include:

•	Affiliates of the entity.

•

Entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity.

•	Trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management.

•	Principal owners of the entity and members of their immediate families.

•	Management of the entity and members of their immediate families.

•

Other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

•

Other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Mr. Michael McTiernan

April 25, 2013

ASC 850-10-20 further defines the term “affiliates” as “a party that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with an entity.”

In addition to those parties identified in ASC 850, the term related parties in ASC 810-10-25-43 includes other parties that are de facto agents of the variable interest holder. ASC 810-10-25-43(d) includes in the definition of “de facto agent” as:

•	A party that cannot finance its operations without subordinated financial support from the reporting entity, for example, another VIE of which the reporting entity is the primary beneficiary.

•	A party that received its interests as a contribution or a loan from the reporting entity.

•	An officer, employee, or member of the governing board of the reporting entity.

•

A party that has an agreement that it cannot sell, transfer, or encumber its interests in the VIE without the prior approval of the reporting entity. The right of prior approval creates a de facto agency relationship only if that right could constrain the other party’s ability to manage the economic risks or realize the economic rewards from its interests in a VIE through the sale, transfer, or encumbrance of those interests. However, a de facto agency relationship does not exist if both the reporting entity and the party have right of prior approval and the rights are based on mutually agreed terms by willing, independent parties.

•	A party that has a close business relationship like the relationship between a professional service provider and one of its significant clients.

The persons or entities comprising each related party group that the Company identified in its letter dated April 12, 2013 in response to prior comment 6 contained in the Staff’s April 5, 2013 comment letter, are either related parties of Mr. Hoffler, as defined in ASC 850-10-20, or de facto agents of Mr. Hoffler, as defined in ASC 810-10-25-43, because they are either:

Mr. Michael McTiernan

April 25, 2013

•	individuals who hold equity interests that cannot be sold, transferred or encumbered without the prior approval of Mr. Hoffler; or

•	entities that are controlled by Mr. Hoffler and therefore affiliates of Mr. Hoffler.

The Company describes its considerations in further detail below regarding the related party group for the Controlled Entities.

Corporations A and B

The Company respectfully directs the Staff to its response to prior comment 6 regarding Corporations A and B in which the Company noted that the related party group is comprised of each of the shareholders of Corporations A and B. Each of the shareholders of Corporations A and B, including Messrs. Haddad and Kirk who represent two of the three directors of Corporations A and B along with Mr. Hoffler, are party to an agreement with Mr. Hoffler whereby if the shareholder wishes to sell, transfer or encumber such interest it may not be done without the approval of Mr. Hoffler. Such agreements were executed at the time the equity interest was obtained by the shareholders and were not entered into in anticipation of the Company’s initial public offering. Furthermore, the agreement is not reciprocal as Mr. Hoffler is not required to obtain approval of the other shareholders if he wishes to sell, transfer or encumber his interests in Corporations A and B.

As a result, the Company believes that each of the shareholders in Corporations A and B are considered de facto agents and therefore related parties of Mr. Hoffler under the guidance in ASC 810-10-15-43(d).

As the Company communicated in its letter dated April 12, 2013 in response to prior comment 6 contained in the Staff’s April 5, 2013 comment letter, Mr. Hoffler controls 50% of the voting rights of both Corporations A and B and was significantly involved in the design of the Corporations. Additionally no other individual shareholder controls more than 20% of such voting rights. As a result, Mr. Hoffler is by far the largest individual shareholder of both entities and, therefore, the activities of Corporations A and B impact Mr. Hoffler to a greater extent than other members of the related party group because of his relative exposure to the variability associated with the anticipated economic

Mr. Michael McTiernan

April 25, 2013

performance of Corporations A and B. Based on the foregoing analysis, the Company concluded that Mr. Hoffler was the party within the related party group most closely associated with the entity and therefore its primary beneficiary.

Corporation C

The Company respectfully directs the Staff to its response to the Staff’s prior comment 6 regarding Corporation C in which the Company noted that the related party group is comprised of each of the shareholders of Corporation C. The shareholders of Corporation C are subject to the same transfer restrictions as the shareholders in Corporations A and B. That is, each of the shareholders of Corporation C, including Mr. Kirk who is the other director in Corporation C along with Mr. Hoffler, are party to an agreement with Mr. Hoffler whereby they cannot sell, transfer or encumber their equity interests in Corporation C without the prior approval of Mr. Hoffler. Such agreements were executed at the time the equity interest was obtained by the shareholders and were not entered into in anticipation of the Company’s initial public offering. Furthermore, the agreement is not reciprocal as Mr. Hoffler is not required to obtain approval of the other shareholders if he wishes to sell, transfer or encumber his interests in Corporation C.

As a result, the Company believes that each of the shareholders, including Mr. Kirk, is considered de facto agents and therefore related parties of Mr. Hoffler under the guidance in ASC 810-10-15-43(d).

The Company also believes that Corporation A, which has a variable interest in Corporation C through an agreement to fund its operations, is in the related party group since Corporation A is controlled by Mr. Hoffler and is therefore an “affiliate” of Mr. Hoffler based on the definition of an “affiliate” in ASC 850-10-20.

As the Company communicated in its letter dated April 12, 2013 in response to prior comment 6 contained in the Staff’s April 5, 2013 comment letter, the Company has concluded that Corporation A is the primary beneficiary of Corporation C. As previously discussed, the Company has concluded that Mr. Hoffler is the primary beneficiary of Corporation A and therefore has an indirect controlling financial interest in Corporation C.

Mr. Michael McTiernan

April 25, 2013

VIE LLCs

The Company respectfully directs the Staff to its response to the Staff’s prior comment 6 regarding the VIE LLCs in which the Company noted that the related party groups are comprised of each of the LLC members, including individuals who serve as managers of the VIE LLCs as discussed below. Each LLC member who also is an employee of Corporations A, B or C (the Employee LLC Members) are party to an agreement with Mr. Hoffler whereby they cannot sell, transfer or encumber their equity interests in the VIE LLCs without the prior approval of Mr. Hoffler. Such agreements were executed at the time the equity interest was obtained by the Employee LLC Members and were not entered into in anticipation of the Company’s initial public offering. Furthermore, the agreements are not reciprocal as Mr. Hoffler is not required to obtain approval of the Employee LLC Members if he wishes to sell, transfer or encumber his interests in the VIE LLCs

As a result, the Employee LLC Members are considered de facto agents and therefore related parties of Mr. Hoffler under the guidance in ASC 810-10-15-43(d).

The LLC Managers of each entity, collectively, have the power over the management and operations of the VIE LLCs. The LLC Managers within the related party group include Mr. Hoffler and certain Employee LLC Members. As previously discussed, the Company has concluded that the Employee LLC Members are de facto agents of Mr. Hoffler. In certain instances, unrelated third parties that are outside of the related party group also may be named as LLC Managers. However, in each of those circumstances, Mr. Hoffler together with his de facto agents control the manager group as they represent a majority (i.e., two of three) of the LLC Managers for such entities. In these cases, the operating agreement of the LLC states that all decisions of the manager will be made based on a vote of at least two of the LLC Managers.

Messrs. Hoffler, Haddad and Kirk also are personal guarantors of the VIE LLCs’ debt. As noted above, the Company has concluded that Messrs. Haddad and Kirk are both de facto agents of Mr. Hoffler as they are also Employee LLC Members.

Mr. Michael McTiernan

April 25, 2013

Based on the preceding analysis, the Company concluded that the Employee LLC Members, including the individuals who serve as managers of the VIE LLCs and Messrs. Haddad and Kirk who are personal guarantors of the debt of the VIE LLCs, are de facto agents and therefore related parties of Mr. Hoffler based on the guidance in ASC 810-10-25-43(d).

As the Company communicated in its letter dated April 12, 2013 in response to prior comment 6 contained in the Staff’s April 5, 2013 comment letter, the Company concluded that Mr. Hoffler was significantly involved in the design of each of the VIE LLCs. Mr. Hoffler is impacted to a greater extent than other members of the related party group because of his relative exposure to the variability associated with the anticipated economic performance of the VIE LLCs.

The Company has concluded that Mr. Hoffler is the party within the related party group that is most closely associated with the VIE LLCs and therefore is the primary beneficiary of these entities.

•

We note your conclusion that certain employees including Messrs. Haddad and Kirk are de facto agents of Mr. Hoffler. Your conclusion is based in part on the fact that these individuals are employed by Mr. Hoffler. Please clarify for us whether these individuals are employed directly by Mr. Hoffler as a sole proprietor or if they are employed by a corporation or other entity.

RESPONSE: Both Messrs. Haddad and Kirk are employed by a corporation, specifically the entity identified as Corporation C in the Company’s response to the Staff’s prior comment 6 and as further supplemented with the above discussion. As discussed telephonically with the Staff on April 23, 2013, we have concluded that Messrs. Haddad and Kirk are de facto agents and thus related parties of Mr. Hoffler based on the transfer restrictions surrounding their equity interests in Corporations A, B and C as well as the VIE LLCs as discussed above.

•	You have determined that Mr. Hoffler controls certain VIEs in part through rights granted him as a manager under the terms of an operating agreement.

Mr. Michael McTiernan

April 25, 2013

Please summarize the rights granted to Mr. Hoffler in these agreements and clarify for us how these rights differ from those granted to other managers.

RESPONSE: In the Company’s response to the Staff’s prior comment 6, the Company determined that Mr. Hoffler controls certain VIEs in part through rights granted him as a manager under the terms of an operating agreement. As discussed in our previous response, under the terms of the operating agreements, the managers – one of whom is Mr. Hoffler – have complete power and authority over the management and operation of the VIE’s assets and business including the ability to obtain additional financing secured by the VIE’s assets or the sale of the VIE’s assets.

While there are other individuals named as managers under the operating agreement, those individuals have no decisionmaking authority individually or collectively. All decisions made by the manager are controlled by Mr. Hoffler. The rights granted to Mr. Hoffler supersede those of the other managers identified in the operating agreements because, as stated in the operating agreements, in the event there is any disagreement between Mr. Hoffler and the other managers, individually or collectively, regarding operational or financing decisions of the entity, “the vote of Hoffler shall control.” Mr. Hoffler’s rights as manager override those of any other managers because the operating agreements provide that Mr. Hoffler’s vote always controls final decisions of the managers as a group.

The following comment and response relates to the Staff’s comment contained in its comment letter dated April 24, 2013.

Distribution Policy, Page 62

7.	We have read your response to our prior comment 3 and the related changes to your distribution policy. Please revise your disclosure under the heading Forecasted Segment Revenues and Expenses to include the following:

•	The total number of contracts that have been completed as of the date of your filing, the dollar amount remaining to be collected under those contracts, and

Mr. Michael McTiernan

April 25, 2013

some indication of when the company expects to collect the amounts outstanding.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 66.

•	The total number of contracts expected to be completed and fully collected upon as of December 31, 2013.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 66.

•

A general description of billing terms of construction contracts, including but not limited to the milestones that must be met to bill clients, retainage terms and the typical timeframe between client billings and collections.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 67.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 804-788-8638.

Very truly yours,

/s/ David C. Wright

David C. Wright

cc:	Louis S. Haddad
Michael P. O’Hara
Eric L. Smith

Mr. Michael McTiernan

April 25, 2013

S. Gregory Cope, Esq.
John A. Good, Esq.
Justin R. Salon, Esq.

ATLANTA  AUSTIN  BANGKOK  BEIJING  BRUSSELS  CHARLOTTE  DALLAS   HOUSTON  LONDON  LOS ANGELES

McLEAN  MIAMI  NEW YORK  NORFOLK  RALEIGH  RICHMOND  SAN FRANCISCO  TOKYO  WASHINGTON

79819.000002 EMF_US 45438498v1                         www.hunton.com